Exhibit 5.1

[Letterhead of Burns & Levinson LLP]

August 8, 2016

Biostage, Inc.

84 October Hill Road, Suite 11

Holliston, Massachusetts 01746

Re:	Securities Being Registered under Registration Statement on Form S-8

Ladies and Gentlemen:

We have assisted in the preparation of a Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to an aggregate of 2,320,000 shares of common stock, $0.01 par value per share (the “Shares”), of Biostage, Inc., a Delaware corporation (the “Company”), issuable under the Company’s 2013 Equity Incentive Plan (the “Plan”), as well the associated preferred stock purchase rights (the “Rights”) that will attach to such issued Shares pursuant to the Shareholder Rights Agreement (the "Rights Agreement"), dated as of October 31, 2013, as amended by Amendment No. 1 on February 12, 2015 between the Company and Computershare Trust Company, N.A. as successor to Registrar and Transfer Company (the “Rights Agent”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion expressed below. We have relied, without independent verification, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

In rendering this opinion, we have also assumed that the Rights Agreement was duly authorized, executed and delivered by the Rights Agent and that the members of the Company’s Board of Directors (the “Board”) acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. With respect to the Rights, our opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time. This opinion addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement, and it should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or of purchase rights issued thereunder would result in invalidating such rights in their entirety. The Rights exist by virtue of and are subject to the Rights Agreement and the terms and conditions thereof, and it should be understood that the Rights Agreement and the Rights may be terminated or amended at the Company’s option.

The opinion expressed below is limited to the General Corporation Law of the State of Delaware.

Biostage, Inc.

August 8, 2016

For purposes of the opinion expressed below, we have assumed that a sufficient number of authorized but unissued shares of the Company’s common stock will be available for issuance when the Shares are issued.

Based on the foregoing, we are of the opinion that (i) the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable, and (ii) upon issuance the Rights, such Rights will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Burns & Levinson LLP

BURNS & LEVINSON LLP